SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-199783) and Form S-8 (File No. 333-153669).

PRANA BIOTECHNOLOGY LIMITED

6-K	Items

1.	Notice of Annual General Meeting and Proxy Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

October 13, 2017

ABN 37 080 699 065

Notice of Annual General Meeting and
Explanatory Memorandum

Prana Biotechnology Limited:	ACN 080 699 065

Date of Meeting:	Friday 17th November 2017

Time of Meeting:	09:30am (AEDT)
Registration from 09:15am

Place of Meeting:	RACV City Club, Level 2, 501 Bourke Street
Melbourne, Victoria, 3000

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

PRANA BIOTECHNOLOGY LIMITED

ACN 080 699 065

Notice is given that the 2017 Annual General Meeting of Prana Biotechnology Limited (“the Company” or "Prana") will be held at RACV City Club, Level 2, 501 Bourke Street, Melbourne, VIC 3000 on Friday 17th November 2017 at 9:30am (Australian Eastern Daylight Time), for the purposes of considering and, if thought fit, passing each of the resolutions referred to in this Notice of Annual General Meeting.

Further details in respect of each of the resolutions proposed in this Notice of Annual General Meeting are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting. The details of the resolutions contained in the Explanatory Memorandum should be read together with, and form part of, this Notice of Annual General Meeting.

Please read this Notice of Annual General Meeting carefully and consider directing your proxy on how to vote on each resolution by marking the appropriate box on the proxy form included with this Notice of Annual General Meeting. Shareholders who intend to appoint the Chairman as proxy (including appointment by default) should have regard to Proxy and Voting Instructions on page 7 of this Notice of Annual General Meeting.

ORDINARY BUSINESS

2017 Annual Financial Statements

To receive and consider the 2017 Annual Financial Statements of the Company in respect of the year ended 30 June 2017 and comprising the Annual Financial Report, the Directors’ Report and the Auditor’s Report. At the meeting, a representative of the Company's auditors, PricewaterhouseCoopers, will be invited to attend to answer questions about the audit of the Company’s 2017 Annual Financial Statements.

Ordinary Resolution – Resolution #1 – Non-binding resolution to adopt Remuneration Report

To consider and, if thought fit, to pass the following resolution as an advisory and non-binding ordinary resolution:

"THAT for the purposes of section 250R(2) of the Corporations Act, the Remuneration Report for the financial year ended 30 June 2017 as disclosed in the Directors' Report is adopted."

Voting Exclusion and Restriction Statement:

The Company will disregard all votes cast on Resolution 1 by, or on behalf of:

•	a member of the key management personnel (KMP), details of whose remuneration are included in the Remuneration Report for the year ended 30 June 2017; or
•	a closely related party of a KMP,

whether the votes are cast as a shareholder, proxy or in any other capacity.

However, the Company will not disregard a vote cast on Resolution 1 by a KMP or a closely related party of a KMP if it is cast as a proxy and it is not cast on behalf of a KMP or a closely related party of a KMP and either:

•	the proxy is appointed by writing that specifies how the proxy is to vote on the resolution proposed in Resolution 1; or
•	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote.

If you are a KMP or a closely related party of a KMP (or are acting on behalf of any such person) and purport to cast a vote that will be disregarded by the Company (as indicated above), you may be liable for an offence for breach of voting restrictions that apply to you under the Corporations Act.

NOTICE OF 2017 ANNUAL GENERAL MEETING

KMP are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, whether directly or indirectly. Members of KMP include its directors and certain senior executives.

A closely related party of a member of the KMP means any of the following:

•	a spouse, child or dependent of the member;
•	a child or dependent of the member's spouse;
•	anyone else who is one of the member's family and may be expected to influence, or be influenced by, the member in the member's dealings with the Company;
•	a company the member controls; or
•	a person prescribed by regulations (as at the date of this notice of meeting, no additional persons have been prescribed by regulation).

Shareholders who intend to appoint the Chairman as proxy (including an appointment by default) should refer to the Proxy and Voting Instructions on page 7 of this Notice of Annual General Meeting.

Further details in respect of this Resolution 1 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

Ordinary Resolution – Resolution #2 – Re-Election of Director – Mr Peter Marks

To consider and, if thought fit, pass as an ordinary resolution, the following:

"THAT Mr Peter Marks, a Director of the Company, who retires by rotation in accordance with the Company's Constitution and, being eligible, offers himself for re-election, be re-elected as a Director of the Company."

Further details in respect of this Resolution 2 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

Ordinary Resolution – Resolution #3 – Re-Election of Director – Mr Lawrence Gozlan

To consider and, if thought fit, pass as an ordinary resolution, the following:

"THAT Mr Lawrence Gozlan, a Director of the Company, who retires by rotation in accordance with the Company's Constitution and, being eligible, offers himself for re-election, be re-elected as a Director of the Company."

Further details in respect of this Resolution 3 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

Ordinary Resolution – Resolution #4 – Re-Election of Director – Prof Ira Shoulson

To consider and, if thought fit, pass as an ordinary resolution, the following:

"THAT Prof Ira Shoulson, a Director of the Company, who retires by rotation in accordance with the Company's Constitution and, being eligible, offers himself for re-election, be re-elected as a Director of the Company."

Further details in respect of this Resolution 4 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

Ordinary Resolution – Resolution #5a – Issue of Unquoted Options to Mr Geoffrey Kempler

To consider and, if thought fit, pass the following as an ordinary resolution:

"THAT the Company is hereby authorised to grant to Mr Geoffrey Kempler or his nominee unlisted options to acquire 5,000,000 ordinary shares of the Company, exercisable for a price of at least 50% greater than the closing market price on the day before the date of issue, exercisable on or before 14 December 2022 and on such terms and conditions as specified in the Explanatory Memorandum to the Notice of Annual General Meeting."

NOTICE OF 2017 ANNUAL GENERAL MEETING

Ordinary Resolution – Resolution #5b – Issue of Unquoted Options to Mr Brian Meltzer

To consider and, if thought fit, pass the following as an ordinary resolution:

"THAT the Company is hereby authorised to grant to Mr Brian Meltzer or his nominee unlisted options to acquire 1,250,000 ordinary shares of the Company, exercisable for a price of at least 50% greater than the closing market price on the day before the date of issue, exercisable on or before 14 December 2022 and on such terms and conditions as specified in the Explanatory Memorandum to the Notice of Annual General Meeting."

Ordinary Resolution – Resolution #5c – Issue of Unquoted Options to Mr Peter Marks

To consider and, if thought fit, pass the following as an ordinary resolution:

"THAT the Company is hereby authorised to grant to Mr Peter Marks or his nominee unlisted options to acquire 1,250,000 ordinary shares of the Company, exercisable for a price of at least 50% greater than the closing market price on the day before the date of issue, exercisable on or before 14 December 2022 and on such terms and conditions as specified in the Explanatory Memorandum to the Notice of Annual General Meeting."

Ordinary Resolution – Resolution #5d – Issue of Unquoted Options to Dr George Mihaly

To consider and, if thought fit, pass the following as an ordinary resolution:

"THAT the Company is hereby authorised to grant to Dr George Mihaly or his nominee unlisted options to acquire 1,250,000 ordinary shares of the Company, exercisable for a price of at least 50% greater than the closing market price on the day before the date of issue, exercisable on or before 14 December 2022 and on such terms and conditions as specified in the Explanatory Memorandum to the Notice of Annual General Meeting."

Ordinary Resolution – Resolution #5e – Issue of Unquoted Options to Mr Lawrence Gozlan

To consider and, if thought fit, pass the following as an ordinary resolution:

"THAT the Company is hereby authorised to grant to Mr Lawrence Gozlan or his nominee unlisted options to acquire 1,250,000 ordinary shares of the Company, exercisable for a price of at least 50% greater than the closing market price on the day before the date of issue, exercisable on or before 14 December 2022 and on such terms and conditions as specified in the Explanatory Memorandum to the Notice of Annual General Meeting."

Ordinary Resolution – Resolution #5f – Issue of Unquoted Options to Prof Ira Shoulson

To consider and, if thought fit, pass the following as an ordinary resolution:

"THAT the Company is hereby authorised to grant to Prof Ira Shoulson or his nominee unlisted options to acquire 1,250,000 ordinary shares of the Company, exercisable for a price of at least 50% greater than the closing market price on the day before the date of issue, exercisable on or before 14 December 2022 and on such terms and conditions as specified in the Explanatory Memorandum to the Notice of Annual General Meeting."

NOTICE OF 2017 ANNUAL GENERAL MEETING

Voting Exclusion and Restriction Statement:

The Company will disregard any votes cast on Resolutions 5a, 5b, 5c, 5d, 5e and 5f by:

•	a director of the Company; and
•	an associate of that person/entity.

However, the Company need not disregard a vote on Resolutions 5a, 5b, 5c, 5d, 5e and 5f if:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
•	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Shareholders who intend to appoint the Chairman as proxy (including an appointment by default) should refer to the Proxy and Voting Instructions on page 7 of this Notice of Annual General Meeting.

Further details in respect of these Resolutions 5a, 5b, 5c, 5d, 5e and 5f are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

SPECIAL BUSINESS

Special Resolution – Resolution #6 – Approval of 10% Placement Issue

To consider and, if thought fit, pass the following as a special resolution:

"THAT, pursuant to and in accordance with ASX Listing Rule 7.1A and for all other purposes, the Company may elect to utilise the issue of equity securities up to 10% of the issued capital of the Company (at the time of issue) calculated in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 and on the terms and conditions described in the Explanatory Memorandum to this Notice of Meeting, be and is hereby approved."

Voting Exclusion and Restriction Statement:

The Company will, in accordance with ASX Listing Rule 14.11, disregard any votes cast in respect of Resolution 6 by a person who may participate in the 10% placement issue and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if this resolution is passed, and any associates of those persons. As at the date of this Notice of Meeting the Company has no specific plans to issue equity securities under the 10% placement issue and therefore it is not known who (if any) may participate in a potential (if any) issue of equity securities under the 10% placement issue.

However, the Company need not disregard a vote cast on the resolution if:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
•	it is cast by the Chairman of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Shareholders who intend to appoint the Chairman as proxy (including an appointment by default) should refer to the Proxy and Voting Instructions on page 7 of this Notice of Annual General Meeting.

Further details in respect of this Resolution 6 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

NOTICE OF 2017 ANNUAL GENERAL MEETING

OTHER BUSINESS

To consider any other business that may be brought before the Meeting in accordance with the Constitution of the Company and the Corporations Act.

By the order of the Board;

Mr Phillip Hains
Company Secretary
Prana Biotechnology Limited

Dated: 13th October 2017

The accompanying Explanatory Memorandum, Proxy Form

and Voting Instructions form part of this Notice of Meeting.

NOTICE OF 2017 ANNUAL GENERAL MEETING

PROXY AND VOTING INSTRUCTIONS

Proxy Instructions

A Shareholder who is entitled to attend and vote at this meeting may appoint:

(a)	one proxy if the Shareholder is only entitled to one vote; and

(b)	one or two proxies if the Shareholder is entitled to more than one vote.

Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the Shareholder's voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes, in which case any fraction of votes will be disregarded.

The proxy may, but need not, be a member of the Company.

Where a Shareholder appoints two proxies, on a show of hands, neither proxy may vote if more than one proxy attends and on a poll each proxy may only exercise votes in respect of those shares or voting rights the proxy represents.

Proxies may be lodged using any of the following methods:

-	online by visiting www.investorvote.com.au

-	by returning a completed Proxy Form in person or by post using the pre-addressed envelope provided with this Notice to:

Computershare	Investor Services, GPO Box 242, Melbourne, Victoria, 3001

-	by faxing a completed Proxy Form to 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia);

-	for intermediary online subscribers only (custodians), submit your voting intentions via www.intermediaryonline.com not less than 48 hours before the time for holding the Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

The proxy form must be signed by the Shareholder (or in the case of a joint holding, by each joint holder) or his/her attorney duly authorised in writing or, if the member is a corporation, in a manner permitted by the Corporations Act. A proxy given by a foreign corporation must be executed in accordance with the laws of that corporation’s place of incorporation.

If you sign the proxy form and do not appoint a proxy, you will have appointed the Chairman of the meeting as your proxy.

In that case, your shares will be voted on Resolution 1 (Remuneration Report) unless you direct the Chairman of the meeting as your proxy how to vote by marking the appropriate box on the proxy form.

The appointment of one or more duly appointed proxies will not preclude a Shareholder from attending this meeting and voting personally. If the Shareholder votes on a resolution, the proxy must not vote as the Shareholder’s proxy on that resolution. A proxy form is attached to this Notice.

How the Chairman will vote undirected proxies

The Chairman of the meeting will vote undirected proxies on, and in favour of, all of the proposed resolutions (this includes Resolution 1, unless you are not eligible to vote on Resolution 1) even though Resolution 1 is connected directly or indirectly with the remuneration of a member of key management personnel, which includes the Chairman.

Proxies that are undirected on Resolution 1 (Remuneration Report)

If you are eligible to vote on Resolution 1 and you appoint the Chairman of the meeting as your proxy (or if he may be appointed by default) and do not direct him how to vote on Resolution 1, your shares will be voted in favour of Resolution 1.

Corporate Representatives

Any corporation which is a Shareholder of the Company may appoint a proxy, as set out above, or authorise (by certificate under common seal or other form of execution authorised by the laws of that corporation’s place of incorporation, or in any other manner satisfactory to the Chairperson of the meeting) a natural person to act as its representative at any general meeting.

Corporate representatives are requested to bring appropriate evidence of appointment as a representative in accordance with the constitution of the Company. Attorneys are requested to bring the original or a certified copy of the power of attorney pursuant to which they were appointed. Proof of identity will also be required for corporate representatives and attorneys.

Voting Entitlement

For the purposes of section 1074E(2)(g)(i) of the Corporations Act and Regulation 7.11.37 of the Corporations Regulations, the Board has determined that Shareholders entered on the Company’s Register of Members as at 15th November 2016 at 9:30am (Melbourne, Victorian, daylight saving time) are entitled to attend and vote at the meeting. Transactions registered after that time will be disregarded in determining the Shareholders entitled to attend and vote at the meeting.

On a poll, Shareholders have one vote for every fully paid ordinary share held. Holders of options are not entitled to vote.

In the case of joint holders of shares, if more than one holder votes at any meeting, only the vote of the first named of the joint holders in the share register of the Company will be counted.

EXPLANATORY MEMORANDUM

PRANA BIOTECHNOLOGY LIMITED

ACN 080 699 065

("the Company")

2017 ANNUAL GENERAL MEETING

PURPOSE OF INFORMATION

This Explanatory Memorandum ("this Memorandum") accompanies and forms part of the Company’s Notice of the 2017 Annual General Meeting ("AGM") to be held at RACV City Club, Level 2, 501 Bourke Street, Melbourne, VIC 3000 on Friday 17th November 2017 at 09:30am (Australian Eastern Daylight Time).

The Notice of the 2017 Annual General Meeting incorporates, and should be read together with, this Memorandum.

ORDINARY BUSINESS

2017 Annual Financial Statements

The 2017 Annual Financial Statements, comprising the Financial Report, Directors' Report and Auditor's Report for the year ended 30 June 2017 will be laid before the meeting. Shareholders will have the opportunity to ask questions about or make comments on the 2017 Annual Financial Statements and the management of the Company. A representative of the auditor will be invited to attend to answer questions about the audit of the Company’s 2017 Annual Financial Statements.

The Company’s 2017 Annual Financial Statements are set out in the Company’s 2017 Annual Report which can be obtained from the Company’s website, www.pranabio.com or upon request to the Company Secretary at the Company’s registered office:

Level 3, 62 Lygon Street, Carlton, Victoria, 3053, Australia (telephone +61 3 9824 5254).

There is no requirement for these reports to be formally approved by Shareholders. No resolution is required to be moved in respect of this item.

Ordinary Resolution – Resolution #1: Non-binding Resolution - Remuneration Report

Background

Pursuant to the Corporations Act 2001 at the Annual General Meeting of a listed company, the Company must propose a resolution that the Remuneration Report be adopted.

The purpose of this resolution is to present to the Shareholders, the Company’s Remuneration Report so that Shareholders may ask questions about or make comments on the management of the Company in accordance with the requirements of the Corporations Act 2001 and vote to adopt the Remuneration Report for the year ended 30 June 2017.

This resolution is advisory only and does not bind the Company. However, the Board will consider the outcome of the vote made by Shareholders on the remuneration report at the meeting when reviewing the Company’s remuneration policies.

The Remuneration Report is contained within the 2017 Annual Report.

You may access the Annual Report by visiting the Company’s website www.pranabio.com.

NOTICE OF 2017 ANNUAL GENERAL MEETING

Voting Restrictions

In accordance with the Corporations Act, a person appointed as a proxy must not vote on the basis of that appointment on this resolution if:

(a) the proxy is either:

•	a director or member of the key management personnel for the Company; or

•	a closely related party of a member of the director or key management personnel for the Company; and

(b) the appointment does not specify the way the proxy is to vote on the resolution.

However, the above prohibition does not apply if:

•	the proxy is the chair of the meeting; and

•	the appointment expressly authorises the chair to exercise the proxy even if the resolution is connected directly or indirectly with remuneration of a member of the key management personnel of the Company.

Ordinary Resolution – Resolution #2, #3 and #4: Re-Election of Directors

At each Annual General Meeting of the Company, one third of the Directors of the Company must retire from office by rotation, in accordance with the Company’s Constitution. The Managing Director is not subject to rotation. No Director (except a Managing Director) shall retain office for a period in excess of three years without submitting himself or herself for re-election. A Director who retires from office by rotation and is eligible for re-election may offer him or herself for re-election.

The following directors retire by rotation and being eligible offer themselves for re-election:

Mr Peter Mark

Appointed to the Board	29 July 2005

Last elected by shareholders	13 November 2014

Qualifications	BEc LLB Grad. Dip. Comm. Law MBA

Experience and expertise	From November 2006 to October 2011, Mr. Marks also served as Executive Chairman of iSonea Ltd, formally KarmelSonix Ltd, a medical devices company listed on the ASX that is focused on developing and commercialising a range of devices in the respiratory and medicine space. From September 1998 until March 2001, Mr. Marks was employed by KPMG Corporate Finance Ltd (Australia), where he rose to Director and was responsible for heading up the equity capital markets group in Melbourne. From January 1992 until July 1994, Mr. Marks served as Head of the Melbourne Companies Department at the Australian Securities Exchange and was founding Director of Momentum Funds Management Pty Ltd, an Australian venture capital firm. From December 1990 until December 1991, Mr. Marks served as Director of Corporate Finance at Burdett Buckeridge & Young Ltd in their Melbourne offices, from August 1988 until November 1990, he held senior corporate finance positions at Barings Securities Ltd, and from July 1985 until July 1988, he served as an Associate Director of McIntosh Securities, now Merrill Lynch Australia.

NOTICE OF 2017 ANNUAL GENERAL MEETING

In his roles with these various financial institutions, Mr. Marks was responsible for advising a substantial number of listed and unlisted companies on issues ranging from corporate and company structure, to valuations, business strategies, acquisitions and international opportunities. For over 13 years until the end of August 2014, Mr. Marks was a Director of Peregrine Corporate Ltd, an Australian based investment bank. Mr. Marks is currently the principal of Henslow Pty Ltd (formerly Halcyon Corporate Pty Ltd), a corporate and capital markets advisory firm specializing in advising small to mid-cap companies. Mr. Marks is a non-executive Director of Fluence Corporation Ltd (formerly Emefcy Group Ltd) and Noxopharm Ltd.

Mr Lawrence Gozlan

Appointed to the Board	8 August 2011

Last elected by shareholders	13 November 2014

Qualifications	B.Sc.(Hons)

Experience and expertise

Mr. Gozlan, a leading biotechnology investor and advisor, is the Chief Investment Officer and Founder of Scientia Capital, a specialised global investment fund focused exclusively in life sciences. Scientia Capital was founded to provide high-level expertise and to manage investments for high net worth individuals, family offices and institutional investors wanting exposure to the biotechnology industry.

Prior to this, Mr. Gozlan was responsible for the largest biotechnology investment portfolio in Australia as the institutional biotechnology analyst at QIC (“the Queensland Investment Corporation”), an investment fund with over AU$60 billion under management. He previously worked as the senior biotechnology analyst in the equities team at Foster Stockbroking, and gained senior corporate finance experience advising life sciences companies at Deloitte.

Mr. Gozlan is an investment advisor to several companies in the biotechnology industry, presented at numerous international healthcare conferences, and has been featured in various published media as an expert on investing in life sciences. Mr. Gozlan is currently a non-executive director of AusBiotech, which is the Australian Biotechnology Industry body and a non-executive director of Nohla Therapeutics, a private USA based biotechnology company. He holds a Bachelor of Science with Honours in microbiology and immunology from the University of Melbourne specializing in neurodegenerative diseases.

NOTICE OF 2017 ANNUAL GENERAL MEETING

Prof Ira Shoulson

Appointed to the Board	13 May 2014

Last elected by shareholders	13 November 2014

Qualifications	MD, BPsych

Experience and expertise

Ira Shoulson, MD is the Chairman of our Research and Development Advisory Board. He is the Louis C. Lasagna Professor of Experimental Therapeutics and Professor of Neurology, Pharmacology and Medicine at the University of Rochester School of Medicine in Rochester, New York. He received his MD degree (1971) and postdoctoral training in medicine (1971-73) and neurology (1975-77) at the University of Rochester and in experimental therapeutics at the National Institutes of Health (1973-75).

Dr. Shoulson founded the Parkinson Study Group (1985) and the Huntington Study Group (1994), international academic consortia devoted to research and development of treatments for Parkinson’s Disease, Huntington Disease and related neurodegenerative and neurogenetic disorders. He has served as principal investigator of the National Institutes of Health-sponsored trials "Deprenyl and Tocopherol Antioxidative Therapy of Parkinsonism" (DATATOP), the “Prospective Huntington At Risk Observational Study” (PHAROS), and more than 25 other multi-centre controlled trials. He is the Director of the Experimental Therapeutics Program at the University of Rochester Department of Neurology, the chair of the executive committees of the Huntington Study Group and the Parkinson Study Group, an associate editor of Archives of Neurology, a member of the National Institute of Neurological Disorder and Stroke Council, a consultant for the Food and Drug Administration, and the immediate past-president of the American Society for Experimental NeuroTherapeutics (ASENT). He has authored more than 220 scientific reports.

Ordinary Resolution – Resolution #5a: Issue of Unquoted Options to Mr Geoffrey Kempler

In recognition of his industry experience, skills and in order to provide him with a short term incentive to retain his industry experience, be industry competitive and recognise his skills and experience, the Company seeks shareholder approval, in accordance with ASX Listing Rule 10.14, to issue to Mr. Kempler, a Director of the Company (or his nominee/s) 5,000,000 unlisted options to acquire ordinary shares of the Company, exercisable for a price of at least 50% greater than the 20 day Volume Weighted Average Price (VWAP) closing on the day before the date of issue, exercisable on or before 14 December 2022. Such options will be granted by the Company under and pursuant to the terms of the 2004 ASX Plan. All Directors and Officers of the Company are entitled to participate in the 2004 ASX Plan. Options to be issued under Resolution 5a will be issued under the 2004 ASX Plan. Under the terms of this option grant, the options will not be automatically cancelled upon the recipient ceasing to be a Director of the Company.

NOTICE OF 2017 ANNUAL GENERAL MEETING

Under ASX Listing Rule 10.14 an entity may only agree to issue securities to a related party (including a director) under an employee share scheme if the agreement to issue the securities is conditional upon holders of ordinary shares approving the issue before the issue is made. Under ASX Listing Rule 10.11 an entity may only agree to issue securities to a related party (including a director) if the agreement to issue the securities is conditional upon holders of ordinary securities approving the issue before the issue is made. Resolution 5a is proposed for the purpose of obtaining these approvals. Approval of the 2004 Plan was last obtained at the 2015 AGM.

The options the subject of Resolution 5a have a nil issue price and are issued on the terms set out in Annexure A. No funds will be raised through the issue of the options the subject of Resolution 5a. Funds raised on the exercise of the options will be applied to the working capital requirements of the Company at the time of exercise.

Under the terms of this option grant, Mr. Kempler or his nominee will not be entitled to dispose of the ordinary shares issued to him upon exercise of these options without the prior consent of the Company’s Board of Directors. If approved by the shareholders, such options will be granted to the forgoing director within three years from the date of the Meeting. Details of any securities issued under the 2004 ASX Plan will be published in the Annual Report of the Company, relating to the period in which the securities are issued, noting that shareholder approval was obtained under ASX Listing Rule 10.14. Any additional persons who become entitled to participate in the 2004 ASX Plan after the resolution was approved and who were not named in the notice of meeting will not participate until approval is obtained under listing rule 10.14.

The table below sets out the number of shares and options held by Geoffrey Kempler, directly and through his associate entities, as at the date of the Notice of Meeting.

Existing Shares and Options
Shares purchased on market at or before float or appointment	14,850,000
Shares purchased on market	3,161,000
Shares received in lieu of director’s fees	-
Options	4,000,000
Total	22,011,000

See page 14 for the valuation of these options.

Ordinary Resolutions – Resolutions #5b to #5F: Issue of Unquoted Options to Mr Brian Meltzer, Mr Peter Marks, Dr George Mihaly, Mr Lawrence Gozlan and Prof Ira Shoulson.

In recognition of their industry experience and skills, the Company seeks shareholder approval, in accordance with ASX Listing Rule 10.14, to issue to Mr. Meltzer, Dr. Mihaly, Mr. Marks, Mr. Gozlan, and Prof Ira Shoulson Directors of the Company (or their nominee/s) 1,250,000 unlisted options each to acquire ordinary shares of the Company, for a price of at least 50% greater than the 20 day Volume Weighted Average Price (VWAP) closing on the day before the date of issue, exercisable on or before 14 December 2022. Such options will be granted by the Company under and pursuant to the terms of the 2004 ASX Plan. Under the terms of this option grant, the options will not be automatically cancelled upon the recipient ceasing to be a Director of the Company. All Directors and Officers of the Company are entitled to participate in the 2004 ASX Plan.

The options to be issued under Resolutions 5b, 5c, 5d, 5e and 5f will be issued under the 2004 ASX Plan.

NOTICE OF 2017 ANNUAL GENERAL MEETING

Under ASX Listing Rule 10.14 an entity may only agree to issue securities to a related party (including a director) under an employee share scheme if the agreement to issue the securities is conditional upon holders of ordinary shares approving the issue before the issue is made. Resolutions 5b, 5c, 5d, 5e and 5f are proposed for the purpose of obtaining that approval.

Under ASX Listing Rule 10.11 an entity may only agree to issue securities to a related party (including a director) if the agreement to issue the securities is conditional upon holders of ordinary securities approving the issue before the issue is made. Resolutions 5b, 5c, 5d 5e and 5f are proposed for the purpose of obtaining that approval.

The options, the subject of Resolution 5b, 5c, 5d, 5e and 5f have a nil issue price and are issued on the terms set out in Annexure A. No funds will be raised through the issue of the options the subject of Resolutions 5b, 5c, 5d 5e and 5f. Funds raised on the exercise of the options will be applied to the working capital requirements of the Company at the time of exercise.

Under the terms of this option grant, Mr. Meltzer, Dr. Mihaly, Mr. Marks, Mr. Gozlan and Prof Ira Shoulson or their nominee will not be entitled to dispose of the ordinary shares issued to him upon exercise of these options without the prior consent of the Company’s Board of Directors. If approved by the shareholders, such options will be granted to the respective forgoing directors within three years from the date of the Meeting. Details of any securities issued under the 2004 ASX Plan will be published in the Annual Report of the Company, relating to the period in which the securities are issued, noting that shareholder approval was obtained under ASX Listing Rule 10.14. Any additional persons who become entitled to participate in the 2004 ASX Plan after the resolution was approved and who were not named in the notice of meeting will not participate until approval is obtained under listing rule 10.14.

The table below sets out the number of shares and options held by each non-executive director, directly and through the director’s associate entities, as at the date of the Notice of Meeting.

Non-Executive Director	Existing Shares and Options
Mr Brian Meltzer:
Shares purchased on market at or before float or appointment	100,000
Shares purchased on market	60,000
Shares received in lieu of director’s fees	166,666
Options	1,000,000
Total	1,326,666
Mr Peter Marks:
Shares purchased on market at or before float or appointment	43,111-
Shares purchased on market	-
Shares received in lieu of director’s fees	-
Options	1,000,000
Total	1,043,111
Dr George Mihaly:
Shares purchased on market at or before float or appointment	26,000
Shares purchased on market	34,000
Shares received in lieu of director’s fees	166,666
Options	1,000,000
Total	1,226,666
Mr Lawrence Gozlan:
Purchased on market at or before float or appointment	-
Purchased on market	-
Received in lieu of director’s fees	-
Options	1,000,000
Total	1,000,000
Prof Ira Shoulson:
Shares purchased on market at or before float or appointment	-
Shares purchased on market	-
Shares received in lieu of director’s fees	-
Options	-
Total	-

NOTICE OF 2017 ANNUAL GENERAL MEETING

See below for the valuation of these options.

Valuation of options to be issued under resolution 5

If the share price at the close of the market on the day before issue was $0.06, the options to be issued under resolution 5a, 5b, 5c, 5d, 5e, and 5f are to be valued using a Black Scholes Model with the following key inputs:

Exercise Price: $0.09

Stock Price: $0.06

Period to Expiry: 5 years

Volatility: 100%

Risk-free Interest Rate: 1.97%

Option Value: $0.0416

The above calculation is based on inputs at 10th October 2017. The value under accounting standards will be calculated based on inputs at the date of shareholder approval.

NOTICE OF 2017 ANNUAL GENERAL MEETING

SPECIAL BUSINESS

Special Resolution – Resolution #6: Approval of 10% placement issue

1.     General

In 2012, the ASX introduced ASX Listing Rule 7.1A which enables certain ‘eligible entities’ to issue equity securities of up to 10% of their issued share capital through placements over a 12 month period commencing after the annual general meeting (Additional Placement Capacity). ASX Listing Rules require that Shareholders approve the Additional Placement Capacity by special resolution, at an annual general meeting before any equity securities are issued under the Additional Placement Capacity.

ASX Listing Rule 7.1A enables eligible entities to issue equity securities (as that term is defined in the ASX Listing Rules) up to 10% of its issued share capital through placements over a 12 month period after the Annual General Meeting (10% Placement Facility). The 10% Placement Facility is in addition to the Company’s 15% placement capacity under ASX Listing Rule 7.1. An eligible entity for the purposes of ASX Listing Rule 7.1A is an entity that is not included in the S&P/ASX 300 Index and has a market capitalisation of $300 million or less as at 1st September 2017. The Company is an eligible entity.

The Company seeks Shareholder approval by way of a special resolution to have the ability to issue equity securities under the 10% Placement Facility. The exact number of equity securities (if any) to be issued under the 10% Placement Facility will be determined in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 (refer to section 2(c) below). The Company may use funds raised from any 10% Placement Facility for funding of specific projects and/or general working capital. It may also use the 10% Placement Facility for non-cash consideration purposes such as joint venture, licensing or collaboration agreements or the acquisition of new products (although the Company presently has no proposal to do so).

The Directors of the Company believe that Resolution 6 is in the best interests of the Company and unanimously recommend that Shareholders vote in favour of this Resolution.

2.     Description of ASX Listing Rule 7.1A

(a)    Shareholder approval

The ability to issue equity securities under the 10% Placement Facility is subject to shareholder approval by way of a special resolution at an annual general meeting.

(b)    Equity Securities

Any equity securities issued under the 10% Placement Facility must be in the same class as an existing quoted class of equity securities of the Company.

The Company, as at the date of the Notice, has on issue three classes of equity securities, Shares, listed options and unlisted options.

(c)    Formula for calculating 10% Placement Facility

ASX Listing Rule 7.1A.2 provides that eligible entities which have obtained shareholder approval at an annual general meeting may issue or agree to issue, during the 12 month period after the date of the annual general meeting, a number of equity securities calculated in accordance with the following formula:

(A x D) – E

A	is the number of shares on issue 12 months before the date of the issue or agreement:

(A)	plus the number of fully paid shares issued in the 12 months under an exception in ASX Listing Rule 7.2;

(B)	plus the number of partly paid shares that became fully paid in the 12 months;

NOTICE OF 2017 ANNUAL GENERAL MEETING

(C)	plus the number of fully paid shares issued in the 12 months with approval of holders of shares under ASX Listing Rules 7.1 and 7.4; and

(D)	less the number of fully paid shares cancelled in the 12 months.

Note that A has the same meaning in ASX Listing Rule 7.1 when calculating an entity’s 15% placement capacity.

D	is 10%.

E	is the number of equity securities issued or agreed to be issued under ASX Listing Rule 7.1A.2 in the 12 months before the date of the issue or agreement to issue that are not issued with the approval of shareholders under ASX Listing Rules 7.1 or 7.4.

(d)	ASX Listing Rule 7.1 and ASX Listing Rule 7.1A

The ability of an entity to issue equity securities under ASX Listing Rule 7.1A is in addition to the entity’s 15% placement capacity under ASX Listing Rule 7.1.

The actual number of equity securities that the Company will have capacity to issue under ASX Listing Rule 7.1A will be calculated at the date of issue of the equity securities in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 (refer to section 2(c) above).

(e)	Minimum Issue Price

The issue price of equity securities issued under ASX Listing Rule 7.1A must be not less than 75% of the VWAP of equity securities in the same class calculated over the 15 trading days immediately before:

(i)	the date on which the price at which the equity securities are to be issued is agreed; or

(ii)	if the equity securities are not issued within 5 trading days of the date in paragraph (i) above, the date on which the equity securities are issued.

(f)	10% Placement Period

Shareholder approval of the 10% Placement Facility under ASX Listing Rule 7.1A is valid from the date of the annual general meeting at which the approval is obtained and expires on the earlier to occur of:

(i)	the date that is 12 months after the date of the annual general meeting at which the approval is obtained; or

(ii)	the date of the approval by shareholders of a transaction under ASX Listing Rules 11.1.2 (a significant change to the nature or scale of activities) or 11.2 (disposal of main undertaking), (10% Placement Period).

3.	ASX Listing Rule 7.1A

The effect of Resolution 6 will be to allow the Directors to issue the equity securities under ASX Listing Rule 7.1A during the 10% Placement Period without using the Company’s 15% placement capacity under ASX Listing Rule 7.1.

Resolution 6 is a special resolution and therefore requires approval of 75% of the votes cast by Shareholders present and eligible to vote (in person, by proxy, by attorney or, in the case of a corporate Shareholder, by a corporate representative).

NOTICE OF 2017 ANNUAL GENERAL MEETING

4.	Specific Information required by ASX Listing Rule 7.3A

Pursuant to and in accordance with ASX Listing Rule 7.3A, information is provided in relation to the approval of the 10% Placement Facility as follows:

(a)	The equity securities will be issued at an issue price of not less than 75% of the VWAP for the Company’s equity securities over the 15 trading days immediately before:

(i)	the date on which the price at which the equity securities are to be issued is agreed; or

(ii)	if the equity securities are not issued within 5 trading days of the date in paragraph (i) above, the date on which the equity securities are issued.

(b)	If Resolution 6 is approved by the Shareholders and the Company issues equity securities under the 10% Placement Facility, the existing Shareholders’ voting power in the Company will be diluted as shown in the below table (in the case of unlisted options, only if the unlisted options are exercised).

There is a risk that:

(i)	the market price for the Company’s equity securities may be significantly lower on the date of the issue of the equity securities than on the date of the Annual General Meeting; and

(ii)	the equity securities may be issued at a price that is at a discount to the market price for the Company’s equity securities on the issue date,

which may have an effect on the amount of funds raised by the issue of the equity securities.

The table below shows the dilution of existing Shareholders on the basis of the current market price of Shares and the current number of ordinary securities for variable “A” calculated in accordance with the formula in ASX Listing Rule 7.1A(2) as at the date of this Notice of Meeting.

The table below also shows:

(i)	two examples where variable “A” has increased by 50% and 100%. Variable “A” is based on the number of ordinary shares the Company has on issue. The number of ordinary securities on issue may increase as a result of issues of ordinary securities that do not require Shareholder approval (for example, a pro rata entitlements issue or scrip issued under a takeover offer) or future specific placements under ASX Listing Rule 7.1 that are approved at a future Shareholders’ meeting; and

(ii)	two examples of where the price of ordinary securities has decreased by 50% and increased by 50% as against the current market price.

		Dilution
		$0.03	$0.06	$0.09
Variable “A” in ASX Listing Rule 7.1A.2		50% decrease in Deemed Price	Deemed Price	50% Increase in Deemed Price
Current Variable A	10% Voting Dilution	53,389,147 Shares	53,389,147 Shares	53,389,147 Shares
533,891,470 Shares	Funds raised	$1,601,674	$3,203,349	$4,805,023
50% increase in current Variable A	10% Voting Dilution	80,083,721 Shares	80,083,721 Shares	80,083,721 Shares
800,837,205 Shares	Funds raised	$2,402,512	$4,805,023	$7,207,535
100% increase in current Variable A	10% Voting Dilution	106,778,294 Shares	106,778,294 Shares	106,778,294 Shares
1,067,782,940 Shares	Funds raised	$3,203,349	$6,406,698	$9,610,046

*     Please note that the balances shown above are true and correct at time of printing

NOTICE OF 2017 ANNUAL GENERAL MEETING

The table has been prepared on the following assumptions:

(i)	The Company issues the maximum securities available under the ASX Listing Rule 7.1A being 10% of the Company’s shares on issue at the date of the Meeting;

(ii)	No unlisted options are exercised into fully paid ordinary securities before the date of the issue of securities under ASX Listing Rule 7.1A. The Company has 37,743,778 unlisted options on issue at the date of this Notice of Meeting;

(iii)	The table does not demonstrate an example of dilution that may be caused to a particular shareholder by reason of placements under ASX Listing Rule 7.1A, based on that shareholder’s holding at the date of the Meeting;

(iv)	The table only demonstrates the effect of issues of securities under ASX Listing Rule 7.1A. It does not consider placements made under ASX Listing Rule 7.1, the “15% rule”;

(v)	The price of ordinary securities is deemed for the purposes of the table above to be $0.06, being the closing price of the Company’s listed securities on ASX on 10 October 2017 (Deemed Price). The Deemed Price is indicative only and does not consider the 20% discount to market that the securities may be placed at; and

(vi)	The table does not demonstrate the effect of listed or unlisted options being issued under ASX Listing Rule 7.1A, it only considers the issue of the fully paid ordinary securities.

(c)	The Company will only issue and allot the equity securities during the 10% Placement Period. The approval under Resolution 6 for the issue of the equity securities will cease to be valid in the event that Shareholders approve a transaction under ASX Listing Rule 11.1.2 (a significant change to the nature or scale of activities or ASX Listing Rule 11.2 (disposal of main undertaking).

(d)	The Company may seek to issue the equity securities for the following purposes:

(i)	non-cash consideration including for joint venture, licensing or collaboration agreements or the acquisition of new projects (although the Company presently has no proposal to do so). In such circumstances the Company will provide a valuation of the non-cash consideration as required by ASX Listing Rule 7.1A.3; or

(ii)	cash consideration. In such circumstances, the Company intends to use the funds raised towards advancing specific Company projects and/or general working capital.

The Company will comply with the disclosure obligations under ASX Listing Rules 7.1A(4) and 3.10.5A upon issue of any equity securities.

The Company’s allocation policy is dependent on the prevailing market conditions at the time of any proposed issue pursuant to the 10% Placement Facility. The identity of the allottees of equity securities will be determined on a case-by-case basis having regard to factors including but not limited to the following:

(i)	the methods of raising funds that are available to the Company, including but not limited to, rights issue or other issue in which existing security holders can participate;

(ii)	the effect of the issue of the Equity Securities on the control of the Company;

NOTICE OF 2017 ANNUAL GENERAL MEETING

(iii)	the financial situation and solvency of the Company; and

(iv)	advice from corporate, financial and broking advisers (if applicable).

The allottees under the 10% Placement Facility have not been determined as at the date of this Notice of Meeting but may include existing substantial Shareholders and/or new Shareholders who are not related parties or associates of a related party of the Company.

Further, if the Company were to pursue an acquisition and were it to be successful in acquiring new resources assets or investments, it is possible that the allottees under the 10% Placement Facility will be the vendors of the new resources assets or investments.

(e)	The Company previously obtained approval for the Additional Placement Capacity at its 2012, 2013 2015 and 2016 Annual General Meeting.

(f)	A voting exclusion statement is included in the Notice of Meeting to which this Explanatory Memorandum relates. At the date of that Notice, the Company has not approached any particular existing Shareholder or security holder or an identifiable class of existing security holder to participate in the issue of the Equity Securities. No existing Shareholder’s votes will therefore be excluded under the voting exclusion in the Notice.

In the 12 months prior to the Meeting, the Company has issued 8,550,000 options under the ESOP to employees, consultants and officers.

NOTICE OF 2017 ANNUAL GENERAL MEETING

ANNEXURE A

OPTION TERMS AND CONDITIONS

The terms of the options proposed to be issued pursuant to Resolution 5a, 5b, 5c, 5d, 5e, and 5f are to be as follows:

•	Each Option entitles the holder to acquire one ordinary fully paid Share upon exercise.

•	The Options are exercisable at any time prior to 5.00pm Melbourne Time on 14 December 2022 (the Expiry Date) by completing the Option Exercise Form and delivering it together with the payment for the number of shares in respect of which the Options are exercised to the registered office of the Company. Any Option that has not been exercised prior to the Expiry Date automatically lapses.

•	The exercise price of the Options for a price of at least 50% greater than the 20 day Volume Weighted Average Price (VWAP) closing on the day before the date of issue, per Option payable in full on exercise.

•	Subject to the Corporations Act, the Listing Rules, the Constitution of the Company and any restriction obligations Options are freely transferable.

•	All ordinary fully paid Shares issued upon exercise of Options will rank pari passu in all respects with, and will have the same terms as, the Company’s then issued ordinary fully paid Shares. The Company will apply for Official Quotation by ASX of all Shares issued upon exercise of Options, subject to any restriction obligations imposed by ASX.

•	The options will not give any right to participate in dividends until Shares are issued pursuant to the exercise of the relevant options.

•	There are no participation rights or entitlements inherent in the Options and holders will not be entitled to participate in new issues of capital offered to shareholders during the currency of the Options. The Company will ensure that Option holders will be allowed at least 7 business days notice to allow for the conversion of Options prior to the record date in relation to any offer of securities made to shareholders.

•	In the event of any reconstruction (including consolidation, sub-division, reduction or return) of the issued capital of the Company prior to the Expiry Date, the number of Options or the exercise price of the Options or both shall be reconstructed in accordance with the Listing Rules applying to a reorganisation of capital at the time of the reconstruction.

ABN 37 080 699 065 PBT MR SAM SAMPLE FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030 Lodge your vote: Online: www.investorvote.com.au By Mail: Computershare Investor Services Pty Limited GPO Box 242 Melbourne Victoria 3001 Australia Alternatively you can fax your form to (within Australia) 1800 783 447 (outside Australia) +61 3 9473 2555 For Intermediary Online subscribers only (custodians) www.intermediaryonline.com For all enquiries call: (within Australia) 1300 850 505 (outside Australia) +61 3 9415 4000 Proxy Form XX Vote and view the annual report online Go to www.investorvote.com.au or scan the QR Code with your mobile device. Follow the instructions on the secure website to vote. Your access information that you will need to vote: Control Number: 999999 SRN/HIN: I9999999999 PIN: 99999 PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential. For your vote to be effective it must be received by 9:30am (AEDT) on Wednesday 15th November 2017 How to Vote on Items of Business All your securities will be voted in accordance with your directions. Appointment of Proxy Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote or abstain as they choose (to the extent permitted by law). If you mark more than one box on an item your vote will be invalid on that item. Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%. Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf. A proxy need not be a securityholder of the Company. Signing Instructions for Postal Forms Individual: Where the holding is in one name, the securityholder must sign. Joint Holding: Where the holding is in more than one name, all of the securityholders should sign. Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it. Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable. Attending the Meeting Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate “Certificate of Appointment of Corporate Representative” prior to admission. A form of the certificate may be obtained from Computershare or online at www.investorcentre.com under the help tab, "Printable Forms". Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form. GO ONLINE TO VOTE, or turn over to complete the form Samples/000001/000001/i12 This Document is printed on Greenhouse Friendlytm ENVI Laser Carbon Neutral Paper

MR SAM SAMPLE Change of address. If incorrect, FLAT 123 mark this box and make the 123 SAMPLE STREET correction in the space to the left. THE SAMPLE HILL Securityholders sponsored by a SAMPLE ESTATE broker (reference number SAMPLEVILLE VIC 3030 commences with ‘X’) should advise your broker of any changes. I 9999999999 IND Proxy Form Please mark to indicate your directions STEP 1 Appoint a Proxy to Vote on Your Behalf XX I/We being a member/s of Prana Biotechnology Limited hereby appoint the Chairman OR PLEASE NOTE: Leave this box blank if of the Meeting you have selected the Chairman of the Meeting. Do not insert your own name(s). or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the Meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Annual General Meeting of Prana Biotechnology Limited to be held at RACV City Club, Level 2, 501 Bourke Street, Melbourne, VIC, 3000 on Friday 17th November 2017 at 9:30am (AEDT) and at any adjournment or postponement of that Meeting. Chairman authorised to exercise undirected proxies on remuneration related resolutions: Where I/we have appointed the Chairman of the Meeting as my/our proxy (or the Chairman becomes my/our proxy by default), I/we expressly authorise the Chairman to exercise my/our proxy on Resolutions 1, 5a, 5b, 5c, 5d, 5e and 5f (except where I/we have indicated a different voting intention below) even though Resolutions 1, 5a, 5b, 5c, 5d, 5e and 5f are connected directly or indirectly with the remuneration of a member of key management personnel, which includes the Chairman. Important Note: If the Chairman of the Meeting is (or becomes) your proxy you can direct the Chairman to vote for or against or abstain from voting on Resolutions 1, 5a, 5b, 5c, 5d, 5e and 5f by marking the appropriate box in step 2 below. STEP 2 Items of Business PLEASE NOTE: If you mark the Abstain box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority. For Against Abstain For Against Abstain Resolution 1 Non-binding Resolution 5c Issue of Unquoted resolution to adopt Options to Mr Peter Remuneration Marks Report Resolution 5d Issue of Unquoted Resolution 2 Re-Election of Options to Dr Director Mr Peter George Mihaly Marks Resolution 5e Issue of Unquoted Resolution 3 Re-Election of Options to Mr Director - Mr Lawrence Gozlan Lawrence Gozlan Resolution 5f Issue of Unquoted Resolution 4 Re-Election of Options to Prof Ira Director - Prof Ira Shoulson Shoulson Resolution 6 Approval of 10% Resolution 5a Issue of Unquoted Placement Issue Options to Mr Geoffrey Kempler Resolution 5b Issue of Unquoted Options to Mr Brian Meltzer The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business. In exceptional circumstances, the Chairman of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made. SIGN Signature of Securityholder(s) This section must be completed. Individual or Securityholder 1 Securityholder 2 Securityholder 3 Sole Director and Sole Company Secretary Director Director/Company Secretary Contact Contact Daytime / / Name Telephone Date P B T 2 1 5 8 5 2 A

Lodge your vote: Online: www.investorvote.com.au ABN 37 080 699 065 By Mail: Computershare Investor Services Pty Limited GPO Box 242 Melbourne Victoria 3001 Australia PBTRM MR RETURN SAMPLE Alternatively you can fax your form to 123 SAMPLE STREET (within Australia) 1800 783 447 SAMPLE SURBURB (outside Australia) +61 3 9473 2555 SAMPLETOWN VIC 3030 For Intermediary Online subscribers only (custodians) www.intermediaryonline.com For all enquiries call: (within Australia) 1300 850 505 (outside Australia) +61 3 9415 4000 Proxy Form Vote and view the annual report online Go to www.investorvote.com.au or scan the QR Code with your mobile device. Follow the instructions on the secure website to vote. Your access information that you will need to vote: Control Number: 999999 PIN: 99999 PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential. For your vote to be effective it must be received by 9:30am (AEDT) on Wednesday 15th November 2017 How to Vote on Items of Business All your securities will be voted in accordance with your directions. Appointment of Proxy Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote or abstain as they choose (to the extent permitted by law). If you mark more than one box on an item your vote will be invalid on that item. Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%. Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf. A proxy need not be a securityholder of the Company. Signing Instructions for Postal Forms Individual: Where the holding is in one name, the securityholder must sign. Joint Holding: Where the holding is in more than one name, all of the securityholders should sign. Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it. Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable. Attending the Meeting Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate “Certificate of Appointment of Corporate Representative” prior to admission. A form of the certificate may be obtained from Computershare or online at www.investorcentre.com under the help tab, "Printable Forms". Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form. GO ONLINE TO VOTE, or turn over to complete the form Samples/000002/000002 The Document is printed on Greenhouse Friendlytm ENVI Laser Carbon Neutral Paper

MR RETURN SAMPLE 123 SAMPLE STREET SAMPLE SURBURB SAMPLETOWN VIC 3030 Change of address. If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with ‘X’) should advise your broker of any changes. IND Proxy Form Please mark to indicate your directions STEP 1 Appoint a Proxy to Vote on Your Behalf XX I/We being a member/s of Prana Biotechnology Limited hereby appoint the Chairman OR PLEASE NOTE: Leave this box blank if of the Meeting you have selected the Chairman of the Meeting. Do not insert your own name(s). or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the Meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Annual General Meeting of Prana Biotechnology Limited to be held at RACV City Club, Level 2, 501 Bourke Street, Melbourne, VIC, 3000 on Friday 17th November 2017 at 9:30am (AEDT) and at any adjournment or postponement of that Meeting. Chairman authorised to exercise undirected proxies on remuneration related resolutions: Where I/we have appointed the Chairman of the Meeting as my/our proxy (or the Chairman becomes my/our proxy by default), I/we expressly authorise the Chairman to exercise my/our proxy on Resolutions 1, 5a, 5b, 5c, 5d, 5e and 5f (except where I/we have indicated a different voting intention below) even though Resolutions 1, 5a, 5b, 5c, 5d, 5e and 5f are connected directly or indirectly with the remuneration of a member of key management personnel, which includes the Chairman. Important Note: If the Chairman of the Meeting is (or becomes) your proxy you can direct the Chairman to vote for or against or abstain from voting on Resolutions 1, 5a, 5b, 5c, 5d, 5e and 5f by marking the appropriate box in step 2 below. STEP 2 Items of Business PLEASE NOTE: If you mark the Abstain box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority. For Against Abstain For Against Abstain Resolution 1 Non-binding Resolution 5c Issue of Unquoted resolution to adopt Options to Mr Peter Remuneration Marks Report Resolution 5d Issue of Unquoted Resolution 2 Re-Election of Options to Dr Director Mr Peter George Mihaly Marks Resolution 5e Issue of Unquoted Resolution 3 Re-Election of Options to Mr Director - Mr Lawrence Gozlan Lawrence Gozlan Resolution 5f Issue of Unquoted Resolution 4 Re-Election of Options to Prof Ira Director - Prof Ira Shoulson Shoulson Resolution 6 Approval of 10% Resolution 5a Issue of Unquoted Placement Issue Options to Mr Geoffrey Kempler Resolution 5b Issue of Unquoted Options to Mr Brian Meltzer The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business. In exceptional circumstances, the Chairman of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made. SIGN Signature of Securityholder(s) This section must be completed. Individual or Securityholder 1 Securityholder 2 Securityholder 3 Sole Director and Sole Company Secretary Director Director/Company Secretary Contact Contact Daytime / / Name Telephone Date P B T 2 1 5 8 5 2 A

All Correspondence to: Computershare Investor Services P/L GPO Box 2975 MELBOURNE VICTORIA 3001 ABN 37 080 699 065 PBTRM MR RETURN SAMPLE 123 SAMPLE STREET SAMPLE SURBURB SAMPLETOWN VIC 3030 Dear Securityholder, We have been trying to contact you in connection with your securityholding in Prana Biotechnology Limited. Unfortunately, our correspondence has been returned to us marked. “Unknown at the current address”. For security reasons we have flagged this against your securityholding which will exclude you from future mailings, other than notices of meeting. Please note if you have previously elected to receive a hard copy Annual Report (including the financial report, directors’ report and auditor’s report) the dispatch of that report to you has been suspended but will be resumed on receipt of instructions from you to do so. We value you as a securityholder and request that you supply your current address so that we can keep you informed about our Company. Where the correspondence has been returned to us in error we request that you advise us of this so that we may correct our records. You are requested to include the following; > Securityholder Reference Number (SRN); > ASX trading code; > Name of company in which security is held; > Old address; and > New address. Please ensure that the notification is signed by all holders and forwarded to our Share Registry at: Computershare Investor Services Pty Limited GPO Box 2975 Melbourne Victoria 3001 Australia Note: If your holding is sponsored within the CHESS environment you need to advise your sponsoring participant (in most cases this would be your broker) of your change of address so that your records with CHESS are also updated. Yours sincerely Prana Biotechnology Limited Samples/000002/000003/i12